Exhibit 99.1

VisionChina Media Inc. Announces Second Quarter 2013 Results

BEIJING, Sept. 9, 2013 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended June 30, 2013.

Key Quarterly Financial and Operating Data for the Second Quarter of 2013

Total revenues in the second quarter of 2013 were $26.7 million, representing a 56.3% increase from $17.1 million in the first quarter of 2013, in line with the Company’s revenue guidance.

Gross profit in the second quarter of 2013 was $4.5 million compared to gross loss of $5.1 million in the first quarter of 2013.

Operating loss in the second quarter of 2013 was $5.2 million, an improvement of 63.7% from a loss of $14.4 million in the first quarter of 2013.

Net loss attributable to VisionChina Media shareholders (“GAAP net loss”) in the second quarter of 2013 was $5.8 million, an improvement of 59.9% from a GAAP net loss of $14.6 million in the first quarter of 2013.

In the second quarter of 2013, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders, which excludes share-based compensation expenses, amortization of intangible assets, provision for contingent loss in connection with litigation, impairment loss and income tax credit in connection with the impairment loss, was $5.1 million, better than the Company’s guidance regarding non-GAAP net loss of between $6.0 million to $7.0 million.

Basic and diluted net loss per American depositary share (“ADS[1]”) attributable to VisionChina Media shareholders in the second quarter of 2013 was $1.15 and $1.15, respectively (one ADS represents 20 ordinary shares).

The Company had cash and cash equivalents of $39.6 million as of June 30, 2013. Net cash used in operating activities was $7.1 million in the second quarter of 2013.

Total broadcasting hours in the Company’s network in the second quarter of 2013 were 39,495 hours, compared to 39,060 hours in the first quarter of 2013.

As of June 30, 2013, the Company’s network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 111,063 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the second quarter of 2013 was $665, an increase of 68.7% compared to $394 in the first quarter of 2013.

The Company sold an average of 7.13 advertising minutes per broadcasting hour in its network in the second quarter of 2013, an increase of 36.1% compared to 5.24 minutes in the first quarter of 2013.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “Despite uncertainty in the advertising market, our substantial financial improvements in the second quarter reflect the Company’s progress in returning to profitability. Moreover, we are encouraged to see increased demand for our advertising products, along with good execution by our sales force, and we have great confidence as we look to finish 2013 with an even better performance.”

Stanley Wang, VisionChina Media’s chief financial officer, added, “We will continue to execute on our cost-control measures, especially with respect to our subway business, to further improve our performance and liquidity.”

Second Quarter 2013 Results

VisionChina Media’s total revenues were $26.7 million in the second quarter of 2013, representing a decrease of 5.0% from $28.1 million in the second quarter of 2012 and an increase of 56.3% from $17.1 million in the first quarter of 2013.

Total broadcasting hours in the second quarter of 2013 were 39,495 hours, compared to 41,012 hours in the second quarter of 2012 and 39,060 hours in the first quarter of 2013.

Average advertising revenue per broadcasting hour was $665 in the second quarter of 2013, compared to $658 in the second quarter of 2012 and $394 in the first quarter of 2013.

In the second quarter of 2013, the Company sold a total of 271,118 advertising minutes across its network, compared to 269,234 advertising minutes in the second quarter of 2012 and 204,829 advertising minutes in the first quarter of 2013.

The Company sold an average of 7.13 advertising minutes per broadcasting hour in the second quarter of 2013, compared to 6.56 advertising minutes per broadcasting hour in the second quarter of 2012 and 5.24 advertising minutes per broadcasting hour in the first quarter of 2013.

During the second quarter of 2013, 416 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 558 advertisers in the second quarter of 2012 and 517 advertisers in the first quarter of 2013.

Media cost, the most significant component of advertising service cost, was $17.9 million in the second quarter of 2013, representing 80.7% of total advertising service cost, compared to $27.2 million, or 81.4% of total advertising service cost, in the second quarter of 2012, and $17.8 million, or 80.3% of total advertising service cost, in the first quarter of 2013.

Gross profit in the second quarter of 2013 was $4.5 million, compared to gross loss of $5.4 million in the second quarter of 2012 and gross loss of $5.1 million in the first quarter of 2013.

Advertising service gross margin was 16.8% in the second quarter of 2013, compared to gross margin of negative 19.2% in the second quarter of 2012 and gross margin of negative 30.2% in the first quarter of 2013.

Selling and marketing expenses were $7.5 million in the second quarter of 2013, representing a decrease of 30.2% from $10.8 million in the second quarter of 2012 and an increase of 4.3% from $7.2 million in the first quarter of 2013. Selling and marketing expenses accounted for 28.3% of the Company’s advertising service revenue in the second quarter of 2013, compared to 38.6% in the second quarter of 2012 and 42.4% in the first quarter of 2013.

General and administrative expenses were $2.1 million in the second quarter of 2013, representing a decrease of 49.2% from $4.2 million in the second quarter of 2012 and a decrease of 6.6% from $2.3 million in the first quarter of 2013.

The Company recorded a contingent loss of $0.6 million in connection to the litigation with the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”) in the second quarter of 2013, compared to contingent losses of $1.4 million and $1.5 million in the second quarter of 2012 and the first quarter of 2013, respectively.

Share of profits from equity method investments amounted to $0.3 million in the second quarter of 2013, compared to share of loss of $0.2 million in the second quarter of 2012 and share of profits of $0.2 million in the first quarter of 2013.

Operating loss was $5.2 million in the second quarter of 2013, compared to operating loss of $200.8 million in the second quarter of 2012 and operating loss of $14.4 million in the first quarter of 2013.

The Company recorded net interest expense of $0.4 million in the second quarter of 2013, compared to net interest expense of $0.4 million in the second quarter of 2012 and net interest expense of $0.19 million in the first quarter of 2013.

The Company recorded income tax expense of $0.07 million in the second quarter of 2013, compared to income tax benefits of $8.0 million in the second quarter of 2012 and income tax expense of $0.03 million in the first quarter of 2013.

Net loss attributable to VisionChina Media shareholders (GAAP) was $5.8 million in the second quarter of 2013, compared to net loss attributable to VisionChina Media shareholders of $193.5 million in the second quarter of 2012 and net loss attributable to VisionChina Media shareholders of $14.6 million in the first quarter of 2013.

Basic and diluted net loss per ADS (GAAP) was $1.15 and $1.15, respectively, in the second quarter of 2013.

The Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders , which excludes share-based compensation expenses, amortization of intangible assets, impairment loss of goodwill and intangible assets, income tax credit in connection to impairment of intangible assets and provision for contingent loss in connection with litigation, was $5.1 million in the second quarter of 2013, compared to non-GAAP net loss of $20.7 million in the second quarter of 2012 and non-GAAP net loss of $12.7 million in the first quarter of 2013.

As of June 30, 2013, the Company had 111,063 digital television displays in its network, compared to 136,075 as of June 30, 2012 and 107,838 as of March 31, 2013.

As of June 30, 2013, the Company had 700 employees, compared to 803 employees as of June 30, 2012 and 715 employees as of March 31, 2013.

As of June 30, 2013, the Company had cash and cash equivalents of $39.6 million, compared to $46.7 million as of March 31, 2013. The Company’s net cash used in operating activities was $7.1 million in the second quarter of 2013, compared to net cash used in operating activities of $5.6 million in the first quarter of 2013.

Depreciation and amortization was $1.0 million and capital expenditures were $0.3 million in the second quarter of 2013.

Business Outlook

The Company estimates its advertising service revenue in the third quarter of 2013 to be between $27.0 million and $28.0 million, excluding 6% VAT. Third quarter 2013 net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, is estimated to be less than $4.0 million.

These estimates are based on an exchange rate of RMB 6.2025 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract, and is based on management’s current assessment of the possible outcome of settlement discussion with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the settlement discussion that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on September 9, 2013 (8:00 a.m. Beijing/Hong Kong Time on September 10, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-866-519-4004

U.S. Toll: +1-845-675-0437

Hong Kong Toll: +852-2475-0994

International Toll: +65-6723-9381

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until September 17, 2013.

U.S. Toll Free: +1-855-452-5696

U.S. Toll: +1-646-254-3697

International Toll: +61-2-8199-0299

Conference ID: 37112978

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of June 30, 2013, VisionChina Media’s advertising network included 111,063 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi

VisionChina Media Inc.

Tel: +86-134-2090-9426

E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86 135-1001-0107

Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: visn@ogilvy.com

[1]   ADS amounts adjusted for a change in the ratio of the Company’s American depositary shares to ordinary shares from 1:1 to 1:20, effective as of December 12, 2012.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	June 30, 2013	March 31, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	39,631	46,734	29,012
Restricted cash	15,019	14,533	14,533
Accounts receivable, net	37,177	33,799	36,743
Amounts due from related parties	1,412	1,769	2,105
Prepaid expenses and other current assets	22,669	24,997	26,808
Total current assets	115,908	121,832	109,201
Non-current Assets:
Fixed assets, net	9,523	10,369	10,782
Intangible assets	351	358	367
Investments under equity method	7,953	7,508	7,305
Other investments	3,108	3,062	3,045
Long-term prepayments and deposits	18,637	18,357	17,536
Restricted cash	1,138	1,121	1,115
Deferred tax assets	374	406	444
Total non-current assets	41,084	41,181	40,594
TOTAL ASSETS	156,992	163,013	149,795
LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	33,483	32,984	8,998
Accounts payable	4,817	8,796	7,744
Amounts due to related parties	1,892	1,791	1,829
Consideration payable	75,800	64,000	64,000
Income tax payable	21	—	24
Accrued expenses and other current liabilities	18,313	28,344	26,210
Total current liabilities	134,326	135,915	108,805
Non-current Liabilities:
Other non-current liabilities	997	982	977
Total non-current liabilities	997	982	977
Total liabilities	135,323	136,897	109,782
Equity:
Common shares	10	10	10
Additional paid-in capital	343,027	342,849	342,671
Accumulated deficit	(360,533)	(354,692)	(340,138)
Accumulated other comprehensive income	39,114	37,877	37,371
Total VisionChina Media Inc. shareholders’ equity	21,618	26,044	39,914
Noncontrolling interest	51	72	99
Total equity	21,669	26,116	40,013
TOTAL LIABILITIES AND EQUITY	156,992	163,013	149,795

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2012 annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2013 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	26,627	17,021	28,069
Other revenue	49	45	—
Total revenues	26,676	17,066	28,069
Cost of revenues:
Advertising service cost	(22,154)	(22,169)	(33,462)
Other cost	(6)	(2)	—
Total cost of revenues	(22,160)	(22,171)	(33,462)
Gross profit/(loss)	4,516	(5,105)	(5,393)
Operating expenses:
Selling and marketing expenses	(7,536)	(7,223)	(10,827)
General and administrative expenses	(2,111)	(2,261)	(4,157)
Impairment of goodwill and intangible assets	—	—	(178,814)
Contingent loss in connection with a litigation	(612)	(1,537)	(1,410)
Total operating expenses	(10,259)	(11,021)	(195,208)
Share of profits/(loss) from equity method investees	329	163	(244)
Government grant	161	1,611	—
Dividend income from cost method investments	44	—	—
Operating loss	(5,209)	(14,352)	(200,845)
Interest income	131	122	177
Interest expense	(529)	(311)	(545)
Other expenses	(186)	(6)	(385)
Net loss before income taxes	(5,793)	(14,547)	(201,598)
Income tax expenses/(benefits)	(70)	(33)	8,048
Net loss	(5,863)	(14,580)	(193,550)
Net loss attributable to noncontrolling interest	22	26	29
Net loss attributable to VisionChina Media Inc. shareholders	(5,841)	(14,554)	(193,521)
Net loss per share:
Basic	(0.06)	(0.14)	(1.91)
Diluted	(0.06)	(0.14)	(1.91)
Net loss per ADS (1):
Basic	(1.15)	(2.84)	(38.20)
Diluted	(1.15)	(2.84)	(38.20)
Weighted average number of shares used in computation of net loss per share:
Basic	101,366,632	101,367,567	101,366,554
Diluted	101,366,632	101,367,567	101,366,554
Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,068,332	5,068,378	5,068,328
Diluted	5,068,332	5,068,378	5,068,328
Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(13)
Selling and marketing expenses	(93)	(93)	(102)
General and administrative expenses	(72)	(72)	(59)
Total	(178)	(178)	(174)
Reconciliation from GAAP net loss income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(5,841)	(14,554)	(193,521)
Add back share-based compensation expenses	178	178	174
Add back amortization of intangible assets	—	—	1,554
Add back Impairment loss of goodwill and intangible assets	—	—	178,814
Subtract income tax credit in connection to impairment of intangible assets	—	—	(9,101)
Add back contingent loss in connection with a litigation	612	1,537	1,410
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(5,051)	(12,839)	(20,670)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.